

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 13, 2018

Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

> **Re: Signet Jewelers Limited**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 16, 2017**
> **File No. 1-32349**

Dear Ms. Santana:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products